Exhibit 99.48

DHX MEDIA LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 15, 2014

The annual meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVVS” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX”) will be held at the Four Seasons Hotel, 60 Yorkville Avenue, Toronto, Ontario on December 15, 2014 at 10:30 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2014, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers, LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Toronto time) on December 11, 2014, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed November 10, 2014 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVVS as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVVS. The holder of the PVVS, the Chief Executive Officer of the Company, Dana Landry, has entered into a shareholders agreement pursuant to which, among other things, Mr. Landry agreed not to grant a proxy or other right to vote the PVVS except to a representative of the Company designated by the board of directors. Additional information concerning the PVVS can be found under “Voting Shares” in the Company’s accompanying management information circular.

By order of the board of directors

(signed) Mark Gosine

EVP, Legal Affairs, General Counsel & Corporate Secretary

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